FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report Of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

For the year ended September 30, 2003

Commission File Number:  0-28542

                             ICTS International N.V.
                 (Translation of registrant's name into English)

           Biesbosch 225, 1181 JC 1185 ZH Amstelveen, The Netherlands
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

             Form 20-F  ...X..                  Form 40-F          .....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______ ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes .....  No  ...X..  If [ ] Yes is  marked,  indicate  below  the file  number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                            (US $ in thousands)

                                                                           December 31,     September 30,
                                                                               2002              2003
                                                                         ----------------- -----------------
                                 ASSETS
CURRENT ASSETS:
     Cash and cash equivalents....................................................$32,465.....       $8,459
     Restricted cash and short-term investments....................................13,083             6,601
     Accounts receivable - trade...................................................15,628.....       15,658
     Other current assets..........................................................12,328.........    5,635
                                                                         -----------------------------------
          Total current assets                                                     73,504            36,352
INVESTMENTS:
     Investment in associated companies.............................................9,650             6,884
     Deferred income taxes.............................................................28.......         30
     Other investment and long term receivables.................................... 9,558            14,479
                                                                         -----------------------------------
                                                                                   19,236            21,393

                                                                                        -                 -

PROPERTY AND EQUIPMENT:
     Cost..........................................................................32,408............42,001
     Less- accumulated depreciation.................................................2,991.            5,340
                                                                         -----------------------------------
                                                                                   29,417            36,662

GOODWILL                                                                            1,167               314
   OTHER ASSETS AND INTANGIBLE ASSETS................................               2,120             2,029
                                                                         -----------------------------------
                                                                                    3,287             2,343
                                                                         -----------------------------------
          Total assets...........................................................$125,444...........$96,750
                                                                         ===================================


                  LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Short-term bank credit........................................................$8,651.......     $7,760
     Current maturities of long-term loans..........................................2,097             2,955
     Account payable-trade............................................................975......         661
     Accrued expenses and other liabilities........................................46,585            18,492
                                                                         -----------------------------------
          Total current liabilities................................................58,308.......     29,868

DEFERRED TAXES .........................................................................-..              14
ACCRUED SEVERANCE PAY...........................................................       78                84
LONG-TERM DEBT, net of current maturities...................................        5,680             5,541
                                                                         -----------------------------------
          Total long-term liabilities...............................................5,758.....        5,639
                                                                         -----------------------------------

                                                                                        -                 -

SHAREHOLDERS' EQUITY
Share capital:
     Common shares, par value-NLG 1 per share,
        17,000,000 shares authorized;  6,672,980 and 6,672,980
        outstanding shares in 2003 and 2002 respectively.......................     3,605             3,605
     Additional paid-in capital....................................................19,670......      19,670
     Other capital surplus..............................................................-........         -
     Retained earnings.............................................................49,516..........  46,796
     Cumulative translation adjustments                                           (10,434)           (7,849)
                                                                         ----------------- -----------------
                                                                                   62,357            62,222
     Treasury stock 159,880 and 159,880 common shares,
     at cost, in 2003 and 2002                                                       (979)             (979)
                                                                         ----------------- -----------------
                                                                                   61,378            61,243
                                                                         -----------------------------------
          Total liabilities and shareholders' equity.............................$125,444            96,750
                                                                         ===================================
                                                                                        0                 0

       CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
     (US $ in thousands, except share and per share data)

                                                    Three months ended   Three months ended    Nine months ended   Nine months ended
                                                          30-Sep-02            30-Sep-03           30-Sep-02           30-Sep-03
                                                           Actual               Actual              Actual              Actual

Revenues...................................................$91,350..............$18,085            $242,050             $55,638
Cost of revenues............................................66,031...........     8,593             189,930              42,785
                                                          ----------------------------------------------------------------------
Gross profit................................................25,319..............  9,492              52,120              12,853
           Impairment of goodwill                            6,837                  797               8,474                 797
           Amortization of intangible assets                     -                   62                   -                 186
                                                                 -                    -                   -                   -
Selling, general and administrative expenses:                5,730                 $992              16,289               6,219
                                                                                                                              -
                                                          ----------------------------------------------------------------------
Operating income ...........................................12,752................7,640              27,357               5,650
Interest and other financial income                            360                  875               1,388               2,004
Interest and other financial expense                          (536)                (273)             (1,164)               (978)
Exchange rate differences......................................770                  (95)              2,382                 (67)
Other income (expense), net...................................(780)                 (11)             40,580                (341)
                                                          ----------------------------------------------------------------------
                                                          ---------                     ----------------------------------------
Income before income taxes                                  12,566                8,136              70,543               6,268
Income taxes ...............................................(7,662               (3,090)            (14,480)             (3,482)
                                                          ----------------------------------------------------------------------
Income from operations of the company and its subsidiaries   4,904                5,045              56,063               2,785
Minority interest                                               26                    -                  13                   -
Share in profits (losses) of associated companies               (1)              (2,512)               (142)             (5,505)
                                                          ----------------------------------------------------------------------
                                                          ----------------------------------------------------------------------
Net income...................................................4,929..............  2,533              55,934              (2,720)
                                                          ======================================================================
Other comprehensive income (loss):
   Translation adjustments                                   1,311                  145                (299)              1,825
   Unrealized losses on marketable securities               (1,593)                (113)               (916)                760
                                                          ----------------------------------------------------------------------
Other comprehensive income (loss)                             (282)                  32              (1,215)              2,585
                                                          ----------------------------------------------------------------------
Comprehensive income                                         4,647                2,565              54,719                (135)
                                                          ======================================================================
Earning per Common Share - basic                              0.76                 0.39                8.76               -0.42
                                                          ======================================================================
Earning per Common Share - assuming dilution                  0.75                 0.39                8.67               -0.42
                                                          ======================================================================

Weighted average of common shares
      Outstanding.........................................6,513,100............6,513,100           6,387,761           6,513,100
      Diluted.............................................6,577,758............6,513,910           6,452,419           6,513,910

                     CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (US $ in thousands)

                                                                          Year ended
                                                                     31-Dec-02  30-Sep-03

CASH FLOWS FROM OPERATING ACTIVITIES
         Net income for the period.................................................($2,720).......
Adjustments to reconcile net income to net cash
         Provided by (used in) operating activities:
         Depreciation and amortization .                                  1,481      2,376
         Impairment of intangible assets.                                 9,156        797
         Deferred income taxes......................................................(4,835)
         Increase (decrease) in accrued severance pay...................................(1).......
         Options to service providers and consultants                        29          0
         Capital loss (gain) on fixed assets                                 (3)         0
         Realized loss (gain) on sale of other investments                 (108)         0
         Realized loss (gain) on marketable securities                       89       -739
         Revaluation of short term deposits                                 (33)         0

         Gain on sale of the investment in ICTS Europe                  (42,797)         0
         Interest from other long-term investments                          (52)      (102)
         Write off investments and impairment of investment                          1,400


         Share in losses (profits) of associated companies                2,036      5,505
Changes in operating assets and liabilities:                                             0
         Accounts receivable.........................................................8,124........
         Other current assets.......................................................(1,981).......
                                                                              -
         Accounts payable.............................................................(335).......
         Accrued expenses and other liabilities....................................(28,152).......
         ----------------------------------------------------------------------------------
Net cash provided by (used in) operating activities................................(19,991)
CASH FLOWS FROM INVESTING ACTIVITIES:
         Increase in time deposits and restricted cash                   (8,154)    (1,146)
         Purchase of marketable securities available for sale            (3,309)         0
         Proceeds from sale of marketable securities available for sale              3,498
         Purchase of other investments                                   (9,050)    (5,040)
         Proceeds from sale of other investments.....................................1,450........
         Decrease in time deposits and restricted cash                        -      5,068
         Purchase of equipment.....................................................((6,958).......
         Acquisitions of subsidiaries net of cash acquired (a)                      (1,270)
         Proceeds from sale of European operations, net                  49,387          0
                                                                              -
         Repayment of loans granted to a related party                        -      3,776
         Proceeds from sale of short-term investments                         7          0
         Associated companies - acquisition of shares and granting of loans         (2,280)
         Long term loans granted to related party                        (1,500)         0
         Proceeds from sale of equipment...............................................555........
         Decrease (Increase) in other assets...................              78        (80)
         ----------------------------------------------------------------------------------
         Net cash provided by (used in) investing activities........................(3,107).......
CASH FLOWS FROM FINANCING ACTIVITIES:
         Stock options excercised                                         1,704          0
         Cost of acquisition of treasury stock                             (907)         0
         Dividends paid                                                 (34,193)         0
         Long term loan received                                              -      2,025
         Repayment of long-term loans                                   (16,249)    -2,163
         Net increase (decrease) in short-term bank credit                3,587       -896
                                                                              -          0
                                                                     ----------------------
         Net cash used in financing activities.....................................((1,034).......
EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE RATES ON CASH AND
         CASH EQUIVALENTS.............................................................(126).......
         ----------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents...................................(24,006).......
-------------------------------------------------------------------------------------------
Balance of cash and cash equivalents at beginning of period........................$32,465........
-------------------------------------------------------------------------------------------
Balance of cash and cash equivalents at end of period..............................$$8,459........
===========================================================================================
                                                                              -          0
         Acquisition net of cash acquired                                                0
         Assets and liabilities of a subsidiary at date of acquisition:
         Working capital, excluding cash and cash equivalents.......        410
         Property, equipment, and investments                               183
         Intangible assets                                                2,701
         Accrued severance pay                                               (3)
                                                                     -----------
                                                                          3,291
         Carrying amount of investments in those companies prior
           to consolidation                                              (2,610)

         Goodwill                                                         1,181
                                                                     -----------
                                                                          1,862
         Less: non-cash investment                                          589
                                                                     -----------
                                                                          1,273
                                                                     ===========





                                      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                     (US $ in thousands)

                                                                      Other              Accumulated
                                         Share capital           Additional  Capital  Retained    Other        Treasury
                                         Common shares Amount    Paid in     Surplus  Earnings  comprehensive   stock        Total
                                  ----------------------  ------------------------------------------------------------------------
Balance at December 31, 2000.......       6,248,869    $3,565    $19,102     $ 45     $14,824    $(9,316)     $(1,775)     $26,445
Changes during 2001:
Cost of acquisition of treasury stock       (18,902)                                                             (132)        (132)
Stock options exercised...............       69,100       27         435                                            -          462
Stock options exercised from treasury        33,333                           (20)                                187          167
Dividend                                                                             ($14,092)                             (14,092)
Comprehensive Income:
Net income......................................                                       26,198                               26,198
Other comprehensive income:
Translation adjustments...............                                                            (1,811)                   (1,811)
Unrealized losses on marketable securities..                                                          23                        23
                                                                                                                          ---------
Comprehensive Income                                                                                                        24,410
                                        -----------  ---------  ----------  -------  --------  --------------  ---------  ----------
Balance at December 31, 2001.......      6,332,400    $3,592     $19,537    $  25    $26,930    $(11,104)     $(1,720)    $ 37,260
Changes during 2002:
Stock options exercised...............      32,400        13         133                                                       146
Cost of acquisition of treasury stock     (120,000)                                                              (907)       ($907)
Option to consultants                                                          29                                              $29
Stock options exercised from treasury      268,300                            (54)      (36)                    1,648         1558
Dividend                                                                           ($34,193)                               (34,193)
Comprehensive Income:
Net income......................................                                     56,815                                  56,815
Other comprehensive income:
Translation adjustments...............                                                              710                         710
Unrealized losses on marketable securities..                                                        (40)                        (40)
                                                                                                                          ----------
Comprehensive Income                                                                                                         57,485
                                      -----------  ---------  ----------  -------  --------  --------------  ---------   ----------
Balance at December 31, 2002.......     6,513,100    $3,605     $19,670    $   0   $49,516     $(10,434)      $ (979)      $ 61,378
Changes during 2003:
Option to consultants                                                          0         0            0                         0
                                                                                                                         ----------
Net income......................................                                    (2,720)                                 (2,720)
Other comprehensive income:
Translation adjustments...............                                                            1,825                      1,825
Unrealized losses on marketable securities..                                                        760                        760
                                                                                                                        ----------
Comprehensive Income                                                                                                         (135)
                                      -----------  ---------  ----------  -------  --------  --------------  ---------   ----------
Balance at September 30, 2003 .....  6,513,100     $3,605      $19,670    $    0   $46,796     $(7,849)      $(979)       $61,243
                                     ===========  =========  ==========  =======  ========  ==============  =========   ==========

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ICTS INTERNATIONAL N.V.

                                                By: /s/ Lior Zouker
                                                Lior Zouker, President
Dated:

                                  CERTIFICATIONS

I, Lior Zouker, certify that:

1. I have reviewed this annual report on Form 6-k of ICTS International N.V.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have: a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):


a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


         Date:
        /s/ Lior Zouker

                                 CERTIFICATIONS

I, Stefan Vermulen, certify that:

1. I have reviewed this annual report on Form 6-k of ICTS International N.V.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


         Date:
        /s/ Stefan Vermulen




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